Exhibit 99.1

Global Mofy Metaverse Launches $69 Million Fund with Strategic Partners to Foster Growth Opportunities in the AI, Digital Economy and Entertainment Sectors

Beijing, July 2, 2024 – Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (Nasdaq: GMM), a technology solutions provider engaged in virtual content production and the development of digital assets for use in the broader digital entertainment industry, today announced that its subsidiary, Global Mofy (Beijing) Technology Co., Ltd. (“Beijing Mofy”), entered into a letter of intent (the “LOI”) regarding the launch of a US$69 million fund with strategic partners. This fund aims to foster growth opportunities through acquisitions and investments in Global Mofy Metaverse’ up and downstream companies in the rapidly expanding AI, digital economy and entertainment sectors.

The new Yangzhou Hengyun Mofy Digital Equity Investment Fund (“the fund”), will include strategic partners Yi Zheng Yangzi Culture and Tourism Holding Group Co., Ltd. (“Yangzi”) and Beijing Hengyun International Private Equity Fund Management Co., Ltd. (“Beijing Hengyun”). Beijing Mofy and Yangzi will each contribute to the initial funding, collectively setting a committed capital of US$69 million. As a limited partner, Global Mofy Metaverse will participate in investment voting decisions, focusing on high-quality projects that align with our company’s business interests. We will also coordinate industry resources to promote the successful implementation of these investment projects. Yangzi will co-invest and be responsible for coordinating government resources. Beijing Hengyun, as the fund manager, will oversee the fund’s operations and investment decisions, ensuring standardized processes through professional fund management.

The fund leverages the combined strengths of private equity, Global Mofy as a publicly listed company, and government support to drive enterprise development and attract investment. This three-dimensional empowerment framework ensures robust growth and strategic advantages in the digital economy. The fund will start actively assessing investment prospects within its targeted sectors, intending to allocate initial funds in the latter half of 2024.

Mr. Haogang Yang, CEO of Global Mofy Metaverse, stated, “This marks a significant turning point for Global Mofy. As industries rapidly evolve, our aim is to support entrepreneurs while ensuring that Global Mofy Metaverse is strategically positioned to leverage this change and deliver enhanced returns for our shareholders. By aligning with established strategic partners, we can meaningfully broaden our investment scope, expertise, and potential to capture growth opportunities in the rapidly expanding AI, digital economy, and digital entertainment sectors. Crucially, as our invested businesses flourish, the fund’s value will proportionately increase, unlocking fresh avenues to foster the expansion of more enterprises. This partnership will not only benefit the market but also contribute to our sustainable growth, and it presents a substantial value creation opportunity for all shareholders.”

Key Highlights:

Strategic Cooperation and Industry Leadership:

The strategic cooperation with a state-owned enterprise and a private equity fund underscores Global Mofy’s leadership and influence. This partnership showcases our pivotal role in shaping the future of digital markets, reinforcing Global Mofy’s position at the forefront of industry innovation and growth.

Enhancing Investment Impact and Market Competitiveness:

The establishment of the fund significantly boosts Global Mofy’s market competitiveness and investment impact. By focusing on acquisitions and investments in the digital economy and digital entertainment sectors, especially with the company’s up and downstream partners, the fund will drive growth and innovation. This initiative will solidify Global Mofy’s position as a leader in these rapidly expanding markets

Technological Innovation and Sustainable Development:

Global Mofy is deeply committed to technological innovation and sustainable development. Our new fund will support projects that are both forward-looking and sustainable, highlighting our achievements and dedication in these areas. This reinforces our role in driving progress in the digital economy and entertainment sectors, ensuring long-term growth and sustainability.

Central Role in Investment Decisions and Future Project Planning:

Global Mofy holds a central role in investment decisions and envisions a strategic future for investment projects. This underscores our leadership and meticulous planning in the digital economy, positioning Global Mofy as a key player in the industry’s evolution and solidifying our influence in shaping its future trajectory.

About Global Mofy Metaverse Limited

Global Mofy Metaverse Limited (Nasdaq: GMM) is a technology solutions provider engaged in virtual content production, and the development of digital assets for the digital entertainment industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 30,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy Metaverse Ltd. Investor Relations Department ir@mof-vfx.com	Global IR Partners David Pasquale GMM@globalirpartners.com